# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CHARLES RIVER LABORATORIES INTERNATIONAL, INC., CIK 0001100682
CUSIP: 159864107
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 251 Ballardvale Street, Wilmington, Massachusetts (MA), 01887
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001163653

## Reporting persons
- NOMURA HOLDINGS INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Japan (M0); sole voting power 2,681,669; shared voting power 0; sole dispositive power 2,681,669; shared dispositive power 0; aggregate amount beneficially owned 2,681,669 (5.4% of the class)
  Comment: (1) Sole voting and dispositive power represents (i) 473,087 shares of Common Stock beneficially owned by Nomura Global Financial Products, Inc. ("NGFP"), (ii) 1,100,000 shares of Common Stock underlying call options beneficially owned by NGFP that are exercisable within 60 days, (iii) 1,096,182 shares of Common Stock beneficially owned by Nomura Securities International, Inc. ("NSI"), and (iv) 12,400 shares of Common Stock underlying call options beneficially owned by NSI that are exercisable within 60 days. NGFP and NSI are wholly owned subsidiaries of Nomura Holdings, Inc., which accordingly may be deemed to beneficially own the shares of Common Stock beneficially owned by NGFP and NSI.
  
  (2) The percent of class is calculated based on 49,209,000 shares of Common Stock outstanding as of June 28, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended June 28, 2025 filed with the SEC on August 6, 2025.

## Item 1. Issuer
Name of issuer: CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
Address of issuer's principal executive offices: 251 Ballardvale Street, Wilmington, Massachusetts, 01887

## Item 2. Person Filing
Name of person filing: Nomura Holdings, Inc.
Address of principal business office or, if none, residence:
Nomura Holdings, Inc.:
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan
Citizenship:
Nomura Holdings, Inc.:
Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Items 5-11 of the cover page are incorporated by reference.
Percent of class: Items 5-11 of the cover page are incorporated by reference.
Sole power to vote or to direct the vote: Items 5-11 of the cover page are incorporated by reference.
Shared power to vote or to direct the vote: Items 5-11 of the cover page are incorporated by reference.
Sole power to dispose or to direct the disposition: Items 5-11 of the cover page are incorporated by reference.
Shared power to dispose or to direct the disposition: Items 5-11 of the cover page are incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit B

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Subsidiaries

## Signatures
- NOMURA HOLDINGS INC: /s/ Samir Patel, Samir Patel, Managing Director (08/14/2025)